-------------------------
                                                          OMB Approval
                                                          ------------
                                                      OMB Number:  3235-0058
                                                      Expires:  January 31, 2002
                                                      Estimated average burden
                                                      Hours per response....2.50
                                                      --------------------------

                                                      --------------------------
                                                         SEC FILE NUMBER
                                                             1-11316
                                                      --------------------------

                                                       -------------------------
                                                            CUSIP NUMBER
                                                              681936100
                                                       -------------------------




                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
(Check One:)
[  ] Form 10-K  [  ] Form 20-F   [  ] Form 11-K   [X] Form 10-Q   [ ] Form N-SAR


                  For Period Ended:         September 30, 2000
                                   --------------------------------------
                  [ ] Transition  Report on Form 10-K
                  [ ]  Transition  Report on Form 20-F
                  [ ]  Transition  Report on Form 11-K
                  [ ]  Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended: _____________________________

-------------------------------------------------------------------------------
 Read Instruction (on back page) Before Prepareing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
-------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I - REGISTRANT INFORMATION

Omega Healthcare Investors, Inc.
-------------------------------------------------------------------------------
Full Name of Registrant


-------------------------------------------------------------------------------
Former Name if Applicable


900 Victors Way, Suite 350
-------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)


Ann Arbor, MI 48108
-------------------------------------------------------------------------------
City, State and Zip Code



PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]             (a)   The reasons  described in reasonable detail in Part III of this form  could not be  eliminated  without  unreasonable effort or expense;
[X]             (b)   The subject annual report,  semi-annual report, transition report on Form 10-K,  Form 20-F,  11-K or Form  N-SAR,  or portion thereof,  will be filed on or before the fifteenth calendar day  following  the  prescribed  due date; or the subject  quarterly  report  of  transition  report on Form
                      10-Q,  or portion  thereof  will be filed on or before the fifth calendar day following the prescribed due date; and
[X]             (c)   The accountant's statement or other exhibit required by
                      Rule 12b-25(c) has been attached if applicable.



PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Registrant's Form 10-Q for the quarter ended September 30, 2000 cannot be timely filed for the following reasons:

     As a result of industry conditions affecting the market for long-term care facilities and operators, the Company presently owns 69 facilities that were recovered from customers in foreclosure or bankruptcy proceedings that are operated for the Company's own account. These facilities have 5,346 beds or assisted living units and are located in seven states. The Company presently intends to operate these facilities for its own account until such time as the operations of these facilities are stabilized and the properties are re-leaseable or saleable at lease rates or sale prices that maximize the value of these assets to the Company. In connection therewith, the Company has determined that it is appropriate to classify certain assets previously held for sale as well as certain assets acquired in foreclosure or settlement with operators as owned and operated assets and, as a result, the amount of the Company's owned and operated assets is now material to the Company's overall financial position. In connection therewith, the Company is also evaluating the extent of an appropriate non-cash impairment charge to reflect in accordance with generally accepted accounting principals the carrying value of such assets at the lower of cost or fair market value. The Company is in the process of finalizing its review and analysis as well as the impact of the foregoing on the Company's results of operations and financial condition for the quarter and nine months ended September 30, 2000. In addition to the foregoing and as previously announced, the Company's Chief Executive Officer and Chief Financial Officer resigned during the quarter ended September 30, 2000, and the recently appointed interim successors to these positions require additional time to complete the analysis described above.

(Attach Extra  Sheets if  Needed)

                    Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Richard H. Miller         (404)                     572-6787
         ----------------------------------------------------------------------
          (Name)                 (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                           [X] Yes    [ ] No

-------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                           [X] Yes    [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Although any provision for impairment discussed above will be a non-cash charge, the treatment of any such charge in accordance with generally accepted accounting principals will affect results of operations for the third quarter. Although the extent of any provision for impairment is currently being assessed, the Company expects that the effect of any such charge will be to cause the Company to report a net loss for the quarter and nine months ended September 30, 2000. This information is based on preliminary estimates and is subject to change as the Company completes its evaluation and analysis.




--------------------------------------------------------------------------------

                        Omega Healthcare Investors, Inc.
            -------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Omega HealthCare Investors, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    November 14, 2000               By:  /s/ Richard M. FitzPatrick
       ----------------------------         ------------------------------------
                                                Interim Chief Financial Officer

INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).